UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Certara, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Titles of Class of Securities)

15687V109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 15687V109	13G/A

1	NAME OF REPORTING PERSON EQT Avatar Parent L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON PN

CUSIP: 15687V109	13G/A

1	NAME OF REPORTING PERSON EQT Avatar Parent GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON OO

CUSIP: 15687V109	13G/A

1	NAME OF REPORTING PERSON EQT Fund Management S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON OO

Item 1(a).	Name of Issuer:

Certara, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 Overlook Center, Suite 101

Princeton, New Jersey 08540

Item 2(a).	Name of Person Filing:

This Amendment Number 2 to the Statement on Schedule 13G amends the Statement filed with the Securities and Exchange Commission on February 16, 2021 as amended by Amendment No. 1 filed on February 14, 2022 (“Amendment No. 2”) and is being filed jointly by EQT Avatar Parent L.P. (the “EQT Investor”), EQT Avatar Parent GP LLC (“Avatar Parent GP”), and EQT Fund Management S.à r.l. (“EFMS”) (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an agreement of joint filing, a copy of which is filed herewith as Exhibit 1.

Avatar Parent GP is the general partner of the EQT Investor. Several investment vehicles collectively make up the fund known as “EQT VII.” EQT VII owns 100% of the membership interests in Avatar Parent GP. EFMS has exclusive responsibility for the management and control of the business and affairs of investment vehicles which constitute the majority of the total commitments to EQT VII. As such, EFMS has the power to control Avatar Parent GP's voting and investment decisions and may be deemed to have beneficial ownership of the securities held by the EQT Investor. EFMS is managed by a five-member board of directors.

The filing of this statement should not be construed to be an admission that any of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the EQT Investor and Avatar Parent GP is:

c/o EQT Partners

1114 Avenue of the Americas, 45th Floor

New York, NY 10036

The address of the principal business office of EFMS is:

26A, Boulevard Royal,

L-2449 Luxembourg, Grand Duchy of Luxembourg

Item 2(c).	Citizenship:

See response to Item 4 of each of the cover pages and Item 2(a) above.

Item 2(d).	Titles of Classes of Securities:

Common stock, par value $0.01 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

15687V109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Reporting Persons no longer beneficially own any securities of the Issuer.

(b)	Percent of Class:

See responses to Item 11 on each cover page and Items 2(a) and 4(a) above.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page and Items 2(a) and 4(a) above.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page and Items 2(a) and 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page and Items 2(a) and 4(a) above.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page and Items 2(a) and 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2023

EQT Avatar Parent L.P.
By: EQT Avatar Parent GP LLC, its general partner

By:	/s/ Ethan Waxman
Name: Ethan Waxman
Title: Vice President

By:	/s/ Thomas Spicer
Name: Thomas Spicer
Title: Secretary

EQT Avatar Parent GP LLC

By:	/s/ Ethan Waxman
Name: Ethan Waxman
Title: Vice President

By:	/s/ Thomas Spicer
Name: Thomas Spicer
Title: Secretary

EQT Fund Management S.à r.l.

By:	/s/ Joshua Stone
Name: Joshua Stone
Title: Manager

By:	/s/ Peter Veldman
Name: Peter Veldman
Title: Manager

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons on February 16, 2021).